SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	SHP ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	2434 Ellis Street, Suite 804,
Dallas, TX 75204

TELEPHONE NUMBER:	914.443.5008
NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
New Castle County
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Dallas and State of Texas on this 26th day of February 2021.

SHP ETF Trust

/s/ Josef M. Valdman

By: Josef M. Valdman

Sole Trustee

ATTEST: /s/ Edgar Martinez

Name:    Edgar Martinez

Title:       Notary Public of Texas Commission Expires: 8-13-2022